Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

October 4, 2010	Frank Lopez Member of the Firm d 212.969.3492 f 212.969.2900 flopez@proskauer.com www.proskauer.com

VIA ELECTRONIC TRANSMISSION
AND COURIER

Mr. Eric Envall
Mr. Matt McNair
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Western Liberty Bancorp Preliminary Information Statement on Schedule 14C Filed September 28, 2010 File No. 001-33803

Dear Messrs. Envall and McNair:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”) of Western Liberty Bancorp, a Delaware corporation (the “Company”), in your letter dated September 30, 2010.

We are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 to Preliminary Information Statement on Schedule 14C (“Amendment No. 1”), which is being filed today with the Staff. Four clean and four marked courtesy copies of Amendment No. 1 are enclosed for your reference. The marked copies reflect the changes made since the filing of the Information Statement on September 28, 2010.

For convenience of reference, each Staff comment contained in your September 30, 2010 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Preliminary Information Statement on Schedule 14C, filed September 28, 2010 General

1.	Please revise your information statement to include the information required by Item 6(d) of Schedule 14A. Refer to Item 1 of Schedule 14C.

The Company has amended Amendment No. 1 to address the Staff’s comment.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Mr. Eric Envall
Mr. Matt McNair
United States Securities and
  Exchange Commission
October 4, 2010

Amendments to the Prior Warrant Agreement, page 4

2.	Please tell us why the amended warrant agreement does not constitute a reclassification of securities under Rule 145 promulgated under the Securities Act of 1933 and why the issuance of such securities, including the underlying common stock, is not required to be registered under the Securities Act.

Warrants

The Company does not believe the amended warrant agreement would result in a sale (within the meaning of Section 2(3) of the Securities Act of 1933, as amended (the “Act”), or Rule 145 promulgated thereunder) of a security within the meaning of Section 2(1) of the 1933 Act. The preliminary note to Rule 145 of the Act indicates that a sale is involved “when there is submitted . . . a plan or agreement pursuant to which . . . holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Rule 145(a)(1) provides that a sale will be deemed involved where there is submitted for the vote or consent of security holders a plan or agreement for a “reclassification of securities . . . which involves the substitution of a security for another security.”

The Company respectfully submits that the amended warrant agreement, which has been approved by the holders of a majority of the warrants, cannot be deemed to result in a reclassification for purposes of Rule 145(a)(1) (thus constituting a sale of the new warrants). The amended warrant agreement was not submitted for the vote or consent of the warrant holders, and the holders were in no other manner required to elect whether to accept a new or different security in exchange for their warrants. As described in the Information Statement and Amendment No. 1, the warrant agreement is the result of extensive negotiations with two large warrant holders. The Company did not approach these warrant holders with, or solicit their consent with respect to, firm terms for amending their warrants. During these private negotiations, these warrant holders had the opportunity to submit comments and independently negotiate with representatives of the company, and there was no time limit placed upon these negotiations. The opportunity to negotiate and the open time period assured that the negotiations would not operate in a manner that would preclude the warrant holders from fully negotiating the terms of the amended warrant agreement. As such, the Company did not “submit” for vote or consent any plan or agreement which would result in a reclassification of the warrants. Instead, the Company negotiated the terms of certain amendments to the current warrant agreement, which, by its own terms, requires the consent of a majority of the outstanding warrants prior to amendment. Furthermore, each holder of the Company’s warrants agreed, by the purchase of warrants governed by the current warrant agreement, that the written consent of a majority of the then-outstanding holders of the warrants would be sufficient for any modification of the terms of the warrants pursuant to Section 9.9 of the current warrant agreement, and as such there is no new investment decision being made by the warrant holders. There has not been a substitution of one security for another security, only an amendment to certain terms governing, among other things, the strike price of the existing warrants and the time at which the warrants will be exercised. The Company notes that the Staff did not ultimately object to the terms of the Company’s previous restructuring of its warrants, which occurred in October 2009 and was affected in the exact same manner as the current restructuring and also resulted in significant changes to the terms of the warrants.

Mr. Eric Envall
Mr. Matt McNair
United States Securities and
  Exchange Commission
October 4, 2010

Furthermore, the Company respectfully submits that, even if a reclassification of securities within the meaning of Rule 145(a)(1) of the Act would occur as a result of the amended warrant agreement, such reclassification would be exempt from registration pursuant to Section 3(a)(9) of the Act. The preliminary note to Rule 145 of the Act states that “[t]ransactions for which statutory exemptions under the Act, including those contained in sections 3(a)(9), (10), (11), and 4(2), are otherwise available are not affected by Rule 145.” The preliminary note further states “[a] reclassification of securities covered by Rule 145 would be exempt from registration pursuant to section 3(a)(9) or (11) of the Act if the conditions of either of these sections are satisfied.”

Section 3(a)(9) of the Act provides an exemption from registration for “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The elements of an exempt exchange under Section 3(a)(9) of the Act may therefore be summarized as follows: (1) there is a shared identity of the issuer of the securities surrendered with the issuer of the securities received by exchanging security holders; (2) the security holders do not part with anything of value other than the outstanding securities; (3) the exchange is with existing security holders only; and (4) no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange. Each of these elements is discussed below.

Identity of the Issuer

The Company is both the issuer of the warrants and the issuer of the securities received by the exchanging warrant holders.

Security Holders Exchange Only Outstanding Securities

The warrant holders will not pay any consideration or part with anything of value other than their warrants in exchange for new warrants that will be exercised immediately into shares of the Company’s common stock upon consummation of the Company’s acquisition of Service1st Bank of Nevada. The outstanding warrants are the only consideration or thing of value relinquished by the warrant holders in connection with the reclassification of each warrant holders warrants.

Mr. Eric Envall
Mr. Matt McNair
United States Securities and
  Exchange Commission
October 4, 2010

Exchange Only With Existing Security Holders

In effecting the terms of the amended warrant agreement, the Company will deal exclusively with its existing warrant holders. Only a holder of the Company’s warrants will be able to receive a new warrant in the reclassification.

No Remuneration or Commission for Soliciting the Exchange

No commission or other remuneration has been or will be paid or given directly or indirectly for soliciting approval of the terms of the amended warrant agreement. As discussed in the Information Statement and Amendment No. 1, a special committee led by a current director and the chairman designate of the Company negotiated the terms of the amended warrant agreement with two warrant holders, and no independent third party was engaged in any manner whatsoever in connection with these negotiations or the exchange that would occur if the terms of the amended warrant agreement become operative. No member of the special committee received or will receive any additional compensation for this activity whatsoever, and no member of the special committee was appointed or hired for the purpose of soliciting any consents to the terms of the amended warrant agreement.

Shares Underlying the Warrants

Public Warrants

The Company notes that the shares of common stock underlying the Company’s outstanding public warrants were previously registered with the Securities and Exchange Commission during the Company’s initial public offering in November 2007, and such shares will remain registered in accordance with Section 3(a)(9) of the Act upon exercise of the public warrants in accordance with the amended warrant agreement.

Private Warrants

As set forth in the Information Statement and Amendment No. 1, the Company issued unregistered private warrants and unregistered private shares in a concurrent private placement at the time of its initial public offering, and subsequently converted over 95% of its private shares into private warrants in July 2009. As set forth in the Amendment No. 1, these private warrants will be exercised into private shares that will then be subject to certain registration rights as discussed in the Amendment No. 1 and the amended warrant agreement. The Company notes, however, that the  shares issued upon exercise of the private warrants will not be registered and will be restricted securities until such time as there is an effective registration statement in place with the Securities and Exchange Commission.

Mr. Eric Envall
Mr. Matt McNair
United States Securities and
  Exchange Commission
October 4, 2010

Incorporation by Reference, page 6

3.	Information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of Schedule 14A. Refer to Item 1 of Schedule 14C and Note D.1 to Schedule 14A. Please revise accordingly. Also, please confirm that the reports or statements incorporated by reference will be delivered to security holders with the proxy statement and revise the disclosure to so state. Refer to Item 13(b) of Schedule 14A.

The Company has revised Amendment No. 1 to remove all items and information incorporated by reference. The Company has concluded that all of the relevant items required by Schedule 14C and Schedule 14A are included in the body of the Amendment No. 1. Specifically, the Company has determined that the information required by Schedule 14C and Item 6 and Item 12 of Schedule 14A appears in the Amendment No. 1. The Company notes that, while Item 12 of Schedule 14A requires inclusion of information required in Item 13 of Schedule 14A, Instruction 1 to Item 13 states that inclusion of the information required by Item 13 is unnecessary if the inclusion of such information is “not material for the exercise of prudent judgment in regard to the matter to be acted upon.” Since the Amendment No. 1 only includes information with respect to the amended and restated warrant agreement and does not require any action to be taken by the holders of the Company’s warrants, the Company believes inclusion of the information required by Item 13 is unnecessary. As a result, the incorporation by reference of certain of the Company’s filings was unnecessary in the Information Statement.

In connection with responding to your comments, as requested on page 2 of your September 30, 2010 letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Staff from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Mr. Eric Envall
Mr. Matt McNair
United States Securities and
  Exchange Commission
October 4, 2010

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at (212) 969-3492.

Very truly yours,

/s/ Frank J. Lopez, Esq.

Frank J. Lopez, Esq.

cc:	Jason N. Ader (Western Liberty Bancorp)
Michael B. Frankel (Western Liberty Bancorp)
Daniel Silvers (Western Liberty Bancorp)
George Rosenbaum (Western Liberty Bancorp)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Andrew R. Shapiro, Esq. (Proskauer Rose LLP)